EXHIBIT 3
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SECURITIES AND EXCHANGE COMMISSION

(Release No. 35 -     )

Filings Under the Public Utility Holding Company Act of 1935 ("Act")

________________, 1995


         Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) summarized below. The application(s) and/or declaration(s) and any amendment(s) thereto is/are available for public inspection through the Commission's Office of Public Reference.
         Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by _____________, 1995, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the addresses specified below. Proof of service (by affidavit, or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.
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CSW Credit, Inc. (File No. 70-7113 and 70-7218)
         CSW Credit, Inc., 1616 Woodall Rodgers Freeway, Dallas, Texas,
75202, a wholly-owned, non-utility subsidiary of Central and South West Corporation, a registered holding company, has filed an application with the Commission pursuant to Sections 6, 7, 9(a), 10 and 12 of the Act and Rules 23 and 45 thereunder.
         By order dated July 19, 1985 (HCAR No. 23767; 70-7113) (the
"Original Order"), the Commission authorized CSW to organize Credit to purchase the accounts receivable of the operating companies of CSW at a discount and to finance these purchases with debt. Credit was authorized to borrow up to $320 million and CSW was authorized to make equity investments in Credit of up to an aggregate of $80 million, through December 31, 1986.
         By order dated July 31, 1986 (HCAR No. 24157, 70-7218) (the "1986
Order"), the Commission authorized the expansion of Credit's business to the factoring of accounts receivable of nonaffiliated electric utility companies. In order to finance such transactions, the Commission authorized Credit to borrow up to an additional $160 million and authorized CSW to make additional equity investments in Credit of up to an aggregate of $40 million, through December 31, 1988. The 1986 Order also limited the amount of receivables that Credit could factor from nonaffiliated electric utilities to the average amount of receivables purchased annually from affiliated companies.
         By order dated February 8, 1988 (HCAR No. 24575; 70-7218, 70-7113)
(the "1988 Order"), the Commission authorized Credit to factor accounts receivable of nonaffiliated gas or electric utility companies and authorized Credit to borrow up to $320 million and $304 million to finance the factoring of affiliate and nonaffiliated receivables, respectively. CSW was authorized to make equity investments in Credit of up to an aggregate of $80 million and $76 million in connection with the factoring of affiliate and nonaffiliated receivables, respectively. In all other respects, the previously granted authorities were extended through December 31, 1989.
         By order dated December 27, 1989 (HCAR No. 35-25009; 70-7218, 70-
7113) (the "1989 Order"), the Commission authorized a reduction in the equity ratio requirement from approximately 20% to no less than 15%.
         By order dated August 30, 1990 (HCAR No. 25138; 70-7218; 70-7113)
(the "1990 Order"), the Commission authorized a further reduction in the equity ratio requirement to no less than 5%.
         By order dated December 21, 1990 (HCAR No. 25228; 70-7218, 70-7113)
(the "December 1990 Order"), the Commission extended through December 31, 1991, all previously granted authorities.
         By order dated December 24, 1991 (HCAR No. 25443; 70-7218, 70-7113)
(the "1991 Order"), the Commission authorized Credit to borrow up to an additional $200 million to finance the factoring of associate receivables and extended the previously granted authorities through December 31, 1992 (the "1991 Order").
         By order dated December 9, 1992 (HCAR No. 25698; 70-7218, 70-7113)
(the "1992 Order"), the Commission extended through December 31, 1993, all previously granted authorities (the "1992 Order").
         By order dated December 21, 1993 (HCAR No. 25959; 70-7218, 70-7113)
(the "1993 Order"), the Commission extended through December 31, 1994, all previously granted authorities (the "1993 Order").
         By order dated December 16, 1994 (HCAR No. 26190; 70-7218) (the
"1994 Order"), the Commission extended through December 31, 1995 all previously granted authorities.

         Pursuant to the orders summarized above, the Commission has authorized Credit, as of September 30, 1995, to borrow $824 million of which $520 million may be used to purchase receivables of affiliated companies, and of which $304 million may be used to purchase receivables of non-affiliated companies. The Commission has also authorized CSW to make equity investments in Credit of up to an aggregate of $156 million, of which $80 million may be used to purchase receivables of affiliated companies, and of which $76 million may be used to purchase receivables of non-affiliated companies. For the twelve months ended September 30, 1995, Credit had average outstanding receivables purchased from affiliated companies of $376 million and from non-affiliated companies of $31 million. As of September 30, 1995, the amount of remaining authority, including debt and equity, that Credit had available to purchase receivables from affiliated companies was $224 million and from non-affiliated companies was $349 million.
         The foregoing outstanding receivable purchases from non-affiliated companies does not include the $335 million average receivable purchases for the twelve months ended September 30, 1995 from Houston Lighting and Power Company authorized by order dated December 29, 1992 (HCAR No. 25720; 70-8037).
         Credit and CSW hereby request an extension through December 31, 1995, of all previously granted authorities pursuant to the Original Order, the 1986 Order, the 1988 Order, the 1989 Order, the 1990 Order, the December 1990 Order, the 1991 Order, the 1992 Order and the 1993 Order.
         For the Commission, by the Division of Investment Management, pursuant to delegated authority.



                                           Jonathan G. Katz
                                           Secretary




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